Exhibit 99.1

Cellyan Biotechnology Co., Ltd Receives Nasdaq Notice of Additional Compliance Grace Period

HONG KONG, July 16, 2026 (GLOBE NEWSWIRE) -- Cellyan Biotechnology Co., Ltd (Nasdaq: HKPD) (the “Company”), a leading provider of over the counter (“OTC”) pharmaceutical cross-border e-commerce supply chain services in Hong Kong, today announced that it received a notification letter (the “Notification Letter”) on July 14, 2026 from Nasdaq’s Listing Qualifications Department indicating that the Company has been granted an additional 180 calendar day period, or until January 11, 2027, to regain compliance with the Nasdaq’s minimum $1.00 closing bid price requirement (“the Minimum Bid Price Requirement”) as set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq. To regain compliance with the Minimum Bid Price Requirement, the Company must maintain a closing bid price of the Company’s Class A ordinary shares at least $1.00 per share for a minimum of ten consecutive business days on or prior to the end of the 180-day extension period, or January 11, 2027.

The Company will coordinate all feasible compliance solutions to restore listing compliance within the designated timeframe and safeguard the interests of all shareholders. However, there can be no assurance that the Company will be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements or regain compliance with the Minimum Bid Price Requirement.

Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse share split. The notification letter has no effect at this time on the listing of the Company’s class A ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “HKPD.”

About Cellyan Biotechnology Co., Ltd

Cellyan Biotechnology Co., Ltd (f.k.a. Hong Kong Pharma Digital Technology Holdings Limited) offers two main categories of services: (i) OTC pharmaceutical cross-border e-commerce supply chain services through its Hong Kong subsidiary, Joint Cross Border Logistics Company Limited (“Joint Cross Border”), and (ii) OTC pharmaceutical cross-border procurement and distribution through its Hong Kong subsidiary, V-Alliance Technology Supplies Limited.

Through its engagement with OTC pharmaceutical suppliers, logistics companies, and merchants on Chinese e-commerce platforms, Joint Cross Border provides a convenient one-stop solution for Mainland Chinese customers seeking access to OTC pharmaceutical products outside Mainland China. Joint Cross Border’s comprehensive service offerings include pre-consultation, product information review, procuring overseas OTC pharmaceutical products, enlisting products with the Hong Kong Department of Health, obtaining import and export permits, storing products, packaging, and arranging logistics and end-to-end delivery services for customers.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. All forward-looking statements, expressed or implied, in this release are based only on information currently available to us and speak only as of the date on which they are made. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this release. Except as otherwise required by applicable law, we disclaim any duty to publicly update any forward-looking statement to reflect events or circumstances after the date of this release. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in our filings with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries please contact:

Cellyan Biotechnology Co., Ltd

Media Contact: andy@cell-yan.com

Investor Relations: stella@cell-yan.com